

May 15, 2017

Mailstop 4631

<u>Via E-mail</u>
Lawrence A. Hilsheimer
Executive Vice President
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

> **Re: Greif, Inc.**
> **Form 10-K for Fiscal Year Ended October 31, 2016**
> **Filed December 21, 2016**
> **Form 8-K Filed December 13, 2016**
> **Form 10-Q for Fiscal Quarter Ended January 31, 2017**
> **Filed March 3, 2017**
> **Form 8-K Filed March 7, 2017**
> **File No. 1-00566**

Dear Mr. Hilsheimer:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K Filed December 13, 2016</u>

<u>Exhibit 99.1</u>

1. In the section of fourth quarter highlights, we note your disclosure that income tax expense for the fourth quarter of 2016 increased to $28.3 million, or 81.3%, from $2.6 million, or 23%, for the fourth quarter 2015, due in part to corrections identified through enhanced control procedures executed during the quarter. Please tell us the nature of each correction identified, the respective amount, and the period(s) the corrections the amounts should have been recognized. Please also tell us your consideration of the guidance in ASC 250-10-45-22 through 45-27 and ASC 250-10-50-7 through 50-11.

Form 10-Q for Fiscal Quarter Ended January 31, 2017

Financial Statements

Note 11- Income Taxes, page 19

2.   Regarding your revised assertion for unremitted earnings, please address the following:

- Identify the foreign parent company with the third-party debt that will be repaid from the pre-2017 undistributed earnings, including the country the earnings will be remitted.

- Tell us and disclose the amount of debt to be repaid with foreign earnings and the amount of pre-2017 foreign earnings that will be remitted and used to repay the debt.

- Tell us the amount remaining to be classified as undistributed for the subsidiaries remitting earnings due to your position that the foreign earnings are indefinitely reinvested. To the extent that the remaining undistributed earnings for these subsidiaries are material, please tell us how you were able to conclude that you continue to meet the exception for recognition of a deferred tax liability in ASC 740-30-25-17.

- Tell us and disclose the amount of income tax expense recognized for the pre-2017 foreign earnings that will be remitted.

- Please quantify each factor discussed on page 38 as impacting your effective tax rate for each period presented. Please refer to Item 303(a)(3)(i) of Regulation S-K.

Form 8-K Filed March 7, 2017

Exhibit 99.1

3.   In the section of first quarter highlights, we note your disclosure of the non-GAAP measure, "operating profit margin before special items." Please expand your disclosure to include the GAAP comparable. See Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

4.   In your GAAP to Non-GAAP reconciliation of net income and class A earnings per share before special items on page 18, please revise your reconciliation to show income taxes as a separate adjustment, and disclose how they were calculated. See Question 102.11 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracie Mariner, Staff Accountant, at (202) 551-3744, or Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3355 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction